SEC File No. 82-4364

02 NOV 18 AM 9:01

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

17 October 2002

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

SUPPL

02055648

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
- Announcement – Roly unit opens the first flagship store for Benetton in China
- News Release – Subsidiary of SGX-Listed Roly International opens world's largest Benetton megastore in Shanghai

Please be advised that the attached announcements regarding the above matters were submitted to the Singapore Exchange Securities Trading Limited on 16 October 2002.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

11/18

Encl.

ROLY INTERNATIONAL HOLDINGS LTD

Announcement – Roly unit opens the first flagship store for Benetton in China

The directors of Roly International Holdings Ltd. ("Roly" or the "Company") are pleased to announce that its subsidiary, Shanghai Bei Zhong Trading Co., Ltd. ("Bei Zhong"), in collaboration with Benetton Group S.P.A. of Italy ("Benetton"), today opened a Benetton "megastore" in Shanghai, The People's Republic of China ("PRC").

Measuring over 3,000 square metres of retail space, the megastore on Shanghai's Huai Hai Zhong Lu (Road) is the first megastore opened by Benetton in China – and is also the largest in size among Benetton megastores globally. The store offers a complete range of Benetton's products comprising the United Colors of Benetton, Sisley, The Hip Site and Undercolors collections.

Bei Zhong was incorporated in the PRC with registered and paid-up capital of RMB3,000,000 to engage in the business of distribution of apparel, accessories and consumer products. Currently, Roly holds 73% effective interest in Bei Zhong through its 73%-owned PRC subsidiaries Guang Zhou Envy Fashion Limited and Guangzhou Vigor Trading Co., Ltd. which hold 10% and 90% direct interest in Bei Zhong, respectively. Mr. Hu DeQian is the legal representative of Bei Zhong.

It is expected that the above new operation will not have any material impact on the net tangible assets and earnings per share for the financial year ending 30 April 2003 of the Company.

About Roly

Listed on the Main Board of the Singapore Exchange Securities Trading Limited, the Roly Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Group distributes home decor and craft-related products as well as licensed products, such as children's apparel, footwear, fashion accessories, electronic tools and toys. For the financial year ended 30 April 2002, it reported operating profit after tax attributable to shareholders of US$4.7 million, a 368.8% rise from US$1.0 million a year earlier.

About Benetton

Based in Ponzano, Italy, the Benetton Group is present in 120 countries around the world. It operates in the clothing sector with the well-established United Colors of Benetton and Sisley brands, and in the sportswear and equipment sector through the leading brands, Playlife, Nordica, Prince, Rollerblade and Killer Loop. The Group's commercial network of 5,000 stores around the world is increasingly focused on large floor-space megastores offering high quality customer services and now generates an annual turnover of 2.1 billion euros, net of retail sales.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 16/10/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

News Release - Subsidiary of SGX-Listed Roly International Opens World's Largest Benetton Megastore in Shanghai

SINGAPORE, October 16, 2002 (Wednesday) – Roly International Holdings Ltd.'s subsidiary Shanghai Bei Zhong Trading Co., Ltd. ("Bei Zhong"), in collaboration with Italian fashion giant Benetton Group S.P.A. (" Benetton"), today opened a Benetton megastore in Shanghai, China.

Measuring over 3,000 square metres of retail space, the megastore on Shanghai's Huai Hai Zhong Lu (Road) – in the heart of the bustling metropolis – is the first megastore opened by Benetton in China – and is also the largest in size among Benetton megastores globally.

Bei Zhong was incorporated in the PRC with registered and paid-up capital of RMB3,000,000 to engage in the business of distribution of apparel, accessories and consumer products.

Currently, Roly – listed on the Main Board of the Singapore Exchange – holds an effective 73% interest in Bei Zhong through its 73%-owned PRC subsidiaries Guang Zhou Envy Fashion Limited and Guangzhou Vigor Trading Co., Ltd.

The new store is located in a seven-storey building and offers a complete panorama of Benetton's world and style through the United Colors of Benetton, Sisley, The Hip Site and Undercolors collections.

Commenting on the opening of the store, Roly's Chairman Mr Wang Lu-Yen said: "The retail distribution business in China is a key pillar of the overall growth strategy of the Roly Group. We are pleased that one of the world's leading fashion names, Benetton, has chosen Roly as its partner."

Benetton, based in Ponzano, Italy, said in a statement: "The Shanghai megastore is Benetton's first step into the Chinese market and is part of the Group's Asian development programme."

<u>About Roly</u>

Listed on the Main Board of the Singapore Exchange Securities Trading Limited, the Roly Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Group distributes home decor and craft-related products as well as licensed products, such as children's apparel, footwear, fashion accessories, electronic tools and toys. For the financial year ended 30 April 2002, it reported operating profit after tax attributable to shareholders of US$4.7 million, a 368.8% rise from US$1.0 million a year earlier.

<u>About Benetton</u>

Based in Ponzano, Italy, Benetton Group is present in 120 countries around the world. It operates in the clothing sector with the well-established United Colors of Benetton and Sisley brands, and in the sportswear and equipment sector through the leading brands, Playlife, Nordica, Prince, Rollerblade and Killer Loop. The Group's commercial network of 5,000 stores around the world is increasingly focused on large floor-space megastores offering high quality customer services and now generates an annual turnover of 2.1 billion euros, net of retail sales.

~ Ends ~

Issued on behalf of Roly International Holdings Ltd. by:

WeR1 Consultants Pte Ltd
29 Scotts Road

Singapore 228224
Tel: 65-6737-4844 Fax: 65-6737-4944
Contact: Ms Janet Lee (janetlee@wer1.net)

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 16/10/2002 to the SGX